03 APR 10 AM 7:21

SUPPL





03050178

April 3, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel to Delist Shares from 3 Stock Exchanges "

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dlw 4/22

ANNOUNCEMENT

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel to Delist Shares from 3 Stock Exchanges

TOKYO (April 3, 2003) – Kobe Steel, Ltd. decided at the Board of Directors' meeting today to submit applications to delist its shares from three stock exchanges – the Fukuoka Stock Exchange and Sapporo Securities Exchange in Japan and the London Stock Exchange.

1. Reason for Applying for Delisting

Kobe Steel plans to apply for delisting at the Fukuoka, Sapporo and London exchanges as the trading volume of its shares at these exchanges is low. Kobe Steel believes that delisting will have little effect on shareholders and investors.

2. Other Stock Exchanges where Kobe Steel Shares are Listed

The other exchanges where Kobe Steel shares will continue to be listed are the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange.

3. Date of Application for Delisting

Kobe Steel intends to apply for delisting at the Fukuoka and Sapporo exchanges on April 7, 2003. As for the London Stock Exchange, Kobe Steel plans to apply for delisting in the month of April.

4. Schedule

For the Fukuoka and Sapporo exchanges:
Kobe Steel will submit applications to delist its shares from these two exchanges. After the applications are accepted by the exchanges, Kobe Steel's shares shall be placed in the temporary delisting "post," the category for shares to be delisted. In principle the shares are expected to be delisted one month from the date they are placed in the delisting post.

For the London Stock Exchange:
Kobe Steel plans to submit a delisting application in April so that delisting can be completed by June.

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations
Tel +81-3-5739-6043